Exhibit 2.1

ASSET AND MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS ASSET AND MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is made this             day of December, 2011 (the “Effective Date”), by and among Forbes Energy Services Ltd., a Texas corporation (“Parent”), Forbes Energy Services LLC, a Delaware limited liability company (“FES LLC”), Forbes Energy International, LLC, a Delaware limited liability company (“FEI”), C.C. Forbes, LLC, a Delaware limited liability company (“CCF”), Forbes Energy Services de México, S. de R. L. de C.V., a Mexican limited liability company (“Forbes Mexico,” and together with Parent, FES LLC, FEI and CCF, the “Sellers”), Dirivera Investments LLC, a Texas limited liability company (the “U.S. Buyer”), and RGV Holding, S.A. de C.V., a Mexican corporation (the “Mexican Buyer,” and together with the U.S. Buyer, the “Buyers”).

RECITALS:

The Parties hereby state that:

WHEREAS, Parent is a corporation incorporated and existing in accordance with the laws of Texas and FES LLC, FEI and CCF are limited liability companies formed and existing in accordance with the laws of Delaware;

WHEREAS, Forbes Mexico is a limited liability company incorporated in accordance with the laws of Mexico, as evidenced with public instrument number 49,507, dated October 15, 2008, duly formalized by notary public number 102 in and for the city of Mexico, Mexico, and recorded with the Public Registry of Property and Commerce in the city of Mexico, under the electronic mercantile folio 391288, Commerce Section, dated December 2, 2008, and its legal representative has the required authority to represent its principal and obligate it in accordance with the terms and conditions of this Agreement, and such authority has not been revoked nor amended in any manner whatsoever;

WHEREAS, FES LLC and FEI (together, the “Members”) directly own all of the authorized and outstanding equity interest (the “Membership Interests”) of Forbes Energy Services México Servicios de Personal, S. de R.L. de C.V., a Mexican limited liability company (“Forbes Mexico Personnel”);

WHEREAS, Forbes Mexico Personnel is a limited liability company incorporated in accordance with the laws of Mexico, as evidenced with public instrument number 49,997, dated December 3, 2008, duly formalized by notary public number 102 in and for the city of Mexico, Mexico, and recorded with the Public Registry of Property and Commerce in the city of Mexico, under the electronic mercantile folio 392713, Commerce Section, dated January 12, 2009, and its legal representative has the required authority to represent its principal and obligate it in accordance with the terms and conditions of this Agreement, and such authority has not been revoked nor amended in any manner whatsoever;

WHEREAS, the U.S. Buyer is a limited liability company formed and existing in accordance with the laws of Texas;

WHEREAS, the Mexican Buyer is a company incorporated in accordance with the laws of Mexico, as evidenced with public instrument number 3,727, dated March 10, 2011, duly formalized by notary public number 62, in and for the city of Matamoros, State of Tamaulipas, and recorded with the Public Registry of Property and Commerce in the city of Matamoros, under the electronic mercantile folio 1385*3, Commerce Section, dated June 1, 2011, and its legal representative has the required authority to represent its principal and obligate it in accordance with the terms and conditions of this Agreement, and such authority has not been revoked nor amended in any manner whatsoever;

WHEREAS, the Mexican Buyer desires to purchase and acquire from the Members, and the Members desire to sell to the Mexican Buyer the Membership Interests of Forbes Mexico Personnel, all as more particularly set forth herein; and

WHEREAS, the Sellers own certain oilfield services assets presently located in Mexico and the Buyers desire to purchase such assets on an “as is” basis from the Sellers, and the Sellers desire to sell and transfer such assets to the Buyers, all as more particularly set forth herein.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged,

IT IS AGREED AS FOLLOWS:

ARTICLE 1

DEFINITIONS

“Agreement” has the meaning specified in the Preamble.

“Assets” has the meaning specified in Article 2.1(b).

“Assumed Liabilities” has the meaning specified in Article 2.3.

“Basket” has the meaning specified in Article 10.7.

“Bills of Sale” has the meaning specified in Article 8.1(f).

“Breach” means that a “Breach” of a representation, warranty, covenant, obligation, or other provision of this Agreement or any instrument delivered pursuant to this Agreement will be deemed to have occurred if there is or has been (a) any inaccuracy in or breach of, or any failure to perform or comply with, such representation, warranty, covenant, obligation, or other provision, or (b) any claim (by any Person) or other occurrence or circumstance that is or was inconsistent with such representation, warranty, covenant, obligation, or other provision, and the term “Breach” means any such inaccuracy, breach, failure, claim, occurrence, or circumstance.

“Business Day” means any day other than a Saturday, Sunday, or any day on which banks in Houston, Texas or in New York, New York are authorized or required by law to close.

“Buyer” or “Buyers” has the meaning specified in the Preamble.

“Buyer Indemnified Parties” has the meaning specified in Article 10.2.

“Cap” has the meaning specified in Article 10.7.

“CCF” has the meaning specified in the Preamble.

“Claim Notice” has the meaning specified in Article 10.4(a).

“Closing” has the meaning specified in Article 2.6.

“Closing Date” has the meaning specified in Article 2.6.

“Confidential Information” has the meaning specified in Article 11.3.

“Contract” means any contract, agreement, subcontract, indenture, note, bond, loan, instrument, lease, mortgage, franchise, license, purchase order, sale order, proposal, bid, understanding or commitment, whether written or oral.

“Customs Documentation” means all customs permits, licenses, registrations, authorizations, listings, export oriented programs and any amendments thereto, import and export declarations (pedimentos), manifests, invoices, notices, certificates of origin, and all and any other documentation including documents necessary to prove compliance with trade and customs legislation in Mexico.

“Damages” has the meaning specified in Article 10.2.

“Effective Date” has the meaning specified in the Preamble.

“Escrow Agent” has the meaning specified in Article 3.2.

“Escrow Agreement” has the meaning specified in Article 3.2.

“Escrow Payment” has the meaning specified in Article 3.2.

“FEI” has the meaning specified in the Recitals.

“FES LLC” has the meaning specified in the Recitals.

“Financial Statements” has the meaning specified in Article 4.6.

“Forbes Mexico” has the meaning specified in the Preamble.

“Forbes Mexico Assets” has the meaning specified in Article 2.1(a).

“Forbes Mexico Personnel” has the meaning specified in the Recitals.

“Forbes US Assets” has the meaning specified in Article 2.1(b).

“Forklift Equipment” has the meaning specified in Article 2.2.

“Forklift Lease Agreement” has the meaning specified in Article 2.8.

“GAAP” means generally accepted United States accounting principles, applied on a consistent basis.

“Governmental Authorization” means any consent, license, registration, authorization or permit issued, granted, given or otherwise made available by or under the authority of any Governmental or Regulatory Body or pursuant to any Law.

“Governmental or Regulatory Body” means any court, tribunal, arbitrator or any government or political subdivision thereof, whether federal, state, municipal, or foreign, or any agency, authority, official or instrumentality of any such government or political subdivision.

“Income Taxes” means all foreign (including supranational) U.S. or Mexico, federal, state, provincial, local or municipal net income, alternative or add-on minimum, gross income, adjusted gross income, profits or excess profits, gross receipts, margin, franchise, business flat tax or similar taxes, including withholding or backup withholding taxes.

“Indemnity Notice” has the meaning specified in Article 10.4(d).

“Interpretation” Each definition used in this Agreement includes the singular and the plural, and reference to the neuter gender includes the masculine and feminine where appropriate. Reference to any Law means such Law as amended as of the time of determination of any legal requirements. The headings to the Articles hereof are for convenience of reference and shall not affect the meaning or interpretation of this Agreement. Except as otherwise stated references to Articles, Exhibits and Schedules mean the Articles, Exhibits and Schedules of this Agreement. The Exhibits and Schedules referred to in this Agreement are hereby incorporated by reference into, and shall be deemed a part of, this Agreement, provided that no Exhibit that consists of a form of agreement or instrument shall be deemed to become effective until executed and delivered by the applicable parties thereto. Unless the context clearly indicates otherwise, the word “including” when used in this Agreement means “including, without limitation,” the word “include” means “include, without limitation,” and the words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. Each agreement referred to in this Agreement shall mean such agreement as amended, supplemented and modified from time to time to the extent permitted by the applicable provisions thereof and hereof.

“Inventories” means all inventories of, wherever located, including all finished goods, work in process, raw materials, spare parts, and all other materials and supplies to be used or consumed in the production of finished goods or services.

“Knowledge of the Sellers” means, with regard to any fact or circumstance, the current actual knowledge of such fact or circumstance, in each case by John E. Crisp, Charles C. Forbes, Jr. and L. Melvin Cooper.

“Law” means any U.S. or Mexican, federal, state, municipal or local, law, ordinance, regulation, rule, code, Order, or other requirement or rule of law, including any judicial or administrative interpretation of any of the foregoing.

“Liability” or “Liabilities” means any and all debts, liabilities and obligations of any nature whatsoever, whether known or unknown, accrued or fixed, absolute or contingent, matured or not matured or determined or undeterminable, including those arising under any Law or Proceeding and those arising under any Contract or otherwise.

“Lien” means any mortgage, lien, pledge, charge, security interest, claim, contractual restriction, easement, right-of-way, option, conditional sale or installment contract or encumbrance of any kind.

“Members” has the meaning specified in the Recitals.

“Membership Interests” means all of the authorized and outstanding equity interest of Forbes Mexico Personnel.

“McAllen Repositioning” has the meaning specified in Article 2.1(c).

“Mexico Permits” has the meaning specified in Article 4.14.

“Non-Party Affiliates” has the meaning specified in Article 11.3.

“Notice Period” has the meaning specified in Article 10.4(a).

“Order” means any writ, judgment, decree, ruling, injunction or similar order of any Governmental or Regulatory Body, in each case whether preliminary or final.

“Parent” has the meaning specified in the Preamble.

“Party” or “Parties” means, as applicable, Parent, CCF, FES LLC, Forbes Mexico, FEI, the US Buyer and the Mexican Buyer.

“PEMEX” means Petróleos Mexicanos, a Mexican state-owned petroleum company.

“Permanently Imported Rigs” has the meaning specified in Article 2.1(a).

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental or Regulatory Body or other entity.

“Proceeding” means any action, suit, formal review process, investigation, proceeding, arbitration, inquiry, hearing, assessment with respect to fines or penalties or other litigation (whether civil, criminal, administrative or investigative) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental or Regulatory Body.

“Purchase Price” has the meaning specified in Article 3.1.

“Rig” means any well servicing rig listed on Schedule 2.1(a) or Schedule 2.1(b).

“Rig Reduction Amount” has the meaning specified in Article 3.1.

“Seller” or “Sellers” has the meaning specified in the Preamble.

“Seller Indemnified Parties” has the meaning specified in Article 10.3.

“Signing Cash Payment” has the meaning specified in Article 3.2.

“Special Claims” has the meaning specified in Article 10.7.

“Tangible Personal Property” means all machinery, equipment, tools, furniture, office equipment, computer hardware, supplies, materials, vehicles and other items of tangible personal property (other than Inventories) of every kind, together with the express or implied warranty by the manufacturers or sellers or lessors of any item or component part thereof and all maintenance records and other documents relating thereto.

“Tax” or “Taxes” (and, with correlative meanings “Taxable” or “Taxing”) mean, with respect to any Person, (i) all Income Taxes and business flat taxes (ii) all sales, use, ad valorem, transfer, license, recording, employment (including federal and state income tax withholding, backup withholding, FICA, FUTA or other payroll taxes), environmental, severance, stamp, occupation, premium, prohibited transaction, property, value-added, net worth, or any other Mexican or U.S. federal, state, local, municipal, provincial or foreign taxes, customs, tariffs, imposts, levies, duties, government fees or other like assessments or charges of any kind, and (iii) any interest, penalties, surcharges, inflationary adjustments and additions attributable to any items listed in clauses (i) and (ii) of this paragraph.

“Taxing Authority” means any Mexican federal, state, municipal, or foreign government or subdivision, agency, commission or authority thereof, or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or other imposition of Taxes.

“Temporarily Imported Rigs” has the meaning specified in Article 2.1(b).

“Third Party Claim” has the meaning specified in Article 10.4(a).

“Value Added Tax” means the Mexican Value Added Tax (Impuesto al Valor Agregado).

ARTICLE 2

ASSETS AND LIABILITIES; CLOSING

2.1 Agreement to Buy and Sell the Assets and Membership Interests.

(a) On the terms and subject to the conditions set forth in this Agreement, at the Closing, Parent, CCF and Forbes Mexico shall transfer, convey, and assign to the Mexican Buyer all of their right, title and interest in and to the following (items (i)-(vii) below, collectively, the “Forbes Mexico Assets”): (i) the well servicing rigs set forth on Schedule 2.1(a) that are in the process of being permanently imported into Mexico (the “Permanently Imported Rigs”) together with all spare parts and accessories that are attached to or associated exclusively with such Rigs, (ii) any existing certificates of origin or technical specifications in the possession of the Sellers for such Rigs, (iii) all Tangible Personal Property (including any oilfield services equipment, but excluding the Tangible Personal Property being conveyed under Article 2.1(b)) and Inventories of Parent, CCF and Forbes Mexico located in Mexico, (iv) any manuals, reports, certifications, records (including with respect to use, transportation, tracking, background and maintenance) and other data and documentation exclusively related to the Forbes Mexico Assets set forth in the other subsections of this definition (including existing Customs Documentation in the possession of the Sellers), (v) any rights under warranties issued with respect to the Forbes Mexico Assets set forth in the other subsections of this definition, including claims under such warranties arising prior to Closing, (vi) all Governmental Authorizations and all pending applications for or renewals of the Forbes Mexico Assets set forth in the other subsections of this definition, to the extent such Governmental Authorizations are transferrable, and (vii) all of the intangible rights and property of the Sellers exclusively related to the Forbes Mexico Assets set forth in the other subsections of this definition, to the extent such rights and property are transferrable. The sale and purchase of the Forbes Mexico Assets shall take place in Poza

Rica, Veracruz, Mexico.

The Parties agree that the sale and transfer of the Forbes Mexico Assets shall be done through Mexican invoices pursuant to Mexican Law.

(b) On the terms and subject to the conditions set forth in this Agreement, at the Closing, Parent and CCF shall transfer, convey, and assign to the US Buyer all of their right, title and interest in and to the following (but excluding the Forbes Mexico Assets, items (i)-(vii) below, collectively, the “Forbes US Assets,” and together with the Forbes Mexico Assets, the “Assets”): (i) the temporarily imported well servicing rigs set forth on Schedule 2.1(b) (the “Temporarily Imported Rigs”) together with all spare parts and accessories that are attached to or associated exclusively with such Rigs, (ii) any existing certificates of origin or technical specifications in the possession of the Sellers for such Rigs, (iii) all Tangible Personal Property (including any oilfield services equipment) and Inventories of Parent and CCF located in Mexico prior to and comprising a part of the McAllen Repositioning, (iv) any manuals, reports, certifications, records (including with respect to use, transportation, tracking, background and maintenance) and other data and documentation exclusively related to the Forbes US Assets set forth in the other subsections of this definition (including existing Customs Documentation in the possession of the Sellers), (v) any rights under warranties issued with respect to the Forbes US Assets set forth in the other subsections of this definition, including claims under such warranties arising prior to Closing, (vi) all Governmental Authorizations and all pending applications for or renewals of the Forbes US Assets set forth in the other subsections of this definition, to the extent such Governmental Authorizations are transferrable, and (vii) all of the intangible rights and property of the Sellers exclusively related to the Forbes US Assets set forth in the other subsections of this definition, to the extent such rights and property are transferrable.

(c) Before the Closing, Parent and CCF shall, at their sole expense, cause the Forbes US Assets which are presently located in Mexico to be repositioned to McAllen, Texas (the “McAllen Repositioning”). The sale and purchase of the Forbes US Assets shall take place in McAllen, Texas.

(d) On the terms and subject to the conditions set forth in this Agreement, the Members shall transfer, convey, and assign to the Mexican Buyer all of their right, title and interest in and to the Membership Interests.

(e) Notwithstanding the foregoing, to the extent that the Sellers are not able to successfully complete the permanent importation of the Permanently Imported Rigs by the Closing Date, such Rigs will automatically be considered Temporarily Imported Rigs and Forbes US Assets and will be sold in McAllen, Texas pursuant to Article 2.1(c). In this circumstance, such Rigs would no longer be considered Forbes Mexico Assets. Further, in the event that after the Effective Date the Sellers decide to permanently import any of the Forbes US Assets prior to the Closing Date, such assets will automatically be considered Forbes Mexico Assets and will be sold in Poza, Rica Veracruz, Mexico pursuant to Article 2.1(a). In this circumstance, such assets would no longer be considered Forbes US Assets.

2.2 Excluded Assets. Notwithstanding anything to the contrary in this Agreement, the Buyers are not purchasing or acquiring any assets other than the Assets and the Membership Interests, as set forth in Article 2.1, and the Buyers and the Sellers specifically acknowledge that, for the purpose of clarity, the Buyers are not acquiring any of the following, without limitation: (i) the Sellers’ rights in and to all real property and improvements, (ii) any cash, cash equivalents or accounts receivable of the Sellers, (iii) all minute books, stock records and corporate seals of the Sellers, (iv) the shares of capital stock of the Sellers or their affiliates (held in treasury or otherwise) other than the Membership Interests, (iv) all insurance policies and rights thereunder of the Sellers, (v) all personnel records and other records the Sellers are required by Law to maintain in its possession, (vi) all rights in connection with assets of any employee benefit plans of the Sellers, (vii) all Contracts of the Sellers (except for those set forth under Article 2.3) and all outstanding offers or solicitations made by or to the Sellers to enter into any Contract, (viii) all rights of the Sellers under this Agreement and the Bills of Sale and (ix) the forklift equipment set forth on Schedule 2.2 (the “Forklift Equipment”) and any leasehold interests related thereto.

2.3 Assumed Liabilities. Subject to the terms and conditions set forth in this Agreement, the Parties have agreed that the Buyers will assume (i) any personnel related Liabilities associated with the Forbes Mexico Assets, whether incurred directly by the Sellers or for the benefit of Forbes Mexico Personnel as a guarantor, including severance obligations, except for those Liabilities with respect to Forbes Mexico Personnel that the Sellers have specifically agreed to indemnify the Buyers for pursuant to Article 10.2 and (ii) any Liabilities under the Contracts set forth on Schedule 2.3, arising after the Closing Date which shall be assumed by the Buyers (the “Assumed Liabilities”).

2.4 Retained Liabilities. The Sellers expressly agree that they shall retain, respectively, any and all of their Liabilities, not assumed pursuant to Article 2.3 above.

2.5 Allocation. The Purchase Price (as defined in Article 3.1 below), shall be allocated in accordance with Schedule 2.5, provided, however, in the event that any assets are recharacterized between the Effective Date and the Closing Date as either Forbes Mexico Assets or Forbes US Assets pursuant to Section 2.1(e), Schedule 2.5 shall be amended to reflect this recharacterization. After the Closing Date, the Parties shall make consistent use of the allocation, fair market value and useful lives specified in Schedule 2.5 for all Tax purposes and in all filings, declarations and reports with any taxing authority in respect thereof. In any Proceeding related to the determination of any Tax, neither the Buyers nor the Sellers shall contend or represent that such allocation is not a correct allocation.

2.6 Closing. The sale of the Forbes Mexico Assets to the Mexican Buyer in Poza Rica, Veracruz, Mexico and the Forbes US Assets to the US Buyer in McAllen, Texas and the sale of the Membership Interests to the Mexican Buyer provided for in this Agreement (the “Closing”) will occur at 10:00 a.m. U.S. Central Time on January 15, 2012 after satisfaction or waiver of all the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) or on such other date as the Parties may agree in writing (the “Closing Date”). Subject to the provisions of Article 9.1, failure to consummate the sale of the Assets and the Membership Interests by January 15, 2012 will not result in the termination of this Agreement and will not relieve any Party of any obligation under this Agreement.

2.7 Condition of the Assets. The Buyers consider that the Assets are suited to the purpose intended by Buyers (without this implying any warranty from the Sellers). Consequently, the Buyers acquire the Assets, on an “as is” basis. Furthermore, the Sellers issue no warranties with respect to the Assets, including without limitation, warranties of merchantability, profitability or fitness for a particular purpose. For purposes of clarity, the parties expressly agree that the Sellers do not warrant that the Assets, or the transactions contemplated herein, will enable the Buyers to participate in any form of public bid or be awarded with any public or private contracts in Mexico (including, without limitation, any such contracts with PEMEX or its subsidiaries).

2.8 Lease of Forklift Equipment. The Buyers and Sellers agree to negotiate, in good faith, a lease agreement pursuant to which the Buyer would lease the Forklift Equipment from the Sellers from and after the Closing Date (the “Forklift Lease Agreement”). The Forklift Lease Agreement is conditioned upon the Sellers successfully purchasing the Forklift Equipment from the third party that is currently leasing such equipment to the Sellers. In the event that the Sellers do not successful consummate the purchase the Forklift Equipment, the Buyers and Sellers will be under no obligation to enter into the Forklift Lease Agreement.

ARTICLE 3

PRICE, METHOD OF PAYMENT

3.1 Price. The purchase price for the Assets and the Membership Interests (the “Purchase Price”) is Thirty Million US Dollars (US$30,000,000.00), which will be allocated among the Forbes Mexico Assets and the Membership Interests being purchased by the Mexican Buyer and the Forbes US Assets being purchased by the US Buyer pursuant to Article 2.5. The Purchase Price does not include the Value Added Tax on the sale of the Forbes Mexico Assets, which shall be paid by the Mexican Buyer to Forbes Mexico and Parent, with respect to the Forbes Mexico Assets owned by Forbes Mexico and Parent, and which shall be paid directly by the Mexican Buyer, with respect to the Forbes Mexico Assets owned by CCF. Upon each and every payment made by the Buyers herein to Forbes Mexico and Parent, the Value Added Tax due and payable as provided by Law, shall also be paid, Forbes Mexico and Parent shall make the corresponding Value Added Tax payment(s) and file the corresponding Tax return(s), as applicable, and shall provide copies of such to the Buyers. In any event the Value Added Tax paid by the Mexican Buyer to Forbes Mexico or Parent, can be subject to a tax credit according to Mexican Value Added Tax Law and therefore, Forbes Mexico and Parent are entitled to pay the Taxing Authority the net Value Added Tax after the credit, if any. If (i) the Sellers fail to deliver any Rig(s) in substantially the same operating condition and repair that such Rig(s) was/were in on the Effective Date, subject to ordinary wear and tear, and (ii) pursuant to Article 8.1(m) the Buyers elect not to consummate this Agreement with respect to such Rig(s), then the Purchase Price will be reduced by an amount (the “Rig Reduction Amount”) equal to (x) One Million Three Hundred Thousand Dollars (US$1,300,000) per Rig or (y) to the extent that all ancillary equipment associated with such Rig(s) is also no longer in substantially the same operating condition and repair that such equipment was in on the Effective Date, subject to ordinary wear and tear, One Million Nine Hundred Thousand Dollars (US$1,900,000) per Rig, and the amount to be paid to the Sellers under the Escrow Agreement will be reduced by such Rig Reduction Amount and the Rig Reduction Amount shall be distributed at Closing to Buyers pursuant to the Escrow Agreement. The Buyers shall pay and deliver the Purchase Price, as adjusted pursuant to the foregoing, to the Sellers as set forth in Article 3.2 below.

3.2 Cash Payment and Escrow. Concurrently with the signing hereof, the Buyers are delivering, in the aggregate, Eleven Million US Dollars (US$11,000,000.00) (the “Signing Cash Payment”), to the Sellers as set forth on Schedule 2.5. Simultaneously therewith, the Buyers shall deliver Nineteen Million US Dollars (US$19,000,000.00) (the “Escrow Payment”) to U.S. Bank National Association, as escrow agent (the “Escrow Agent”), pursuant to an escrow agreement dated as of the Effective Date among the Buyers, the Sellers and the Escrow Agent (the “Escrow Agreement”). The Escrow Payment shall be held in escrow until Closing, as more fully set forth in the Escrow Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each of the Sellers makes the following representations and warranties, jointly and severally, to the Buyers:

4.1 Organization and Powers. Forbes Mexico and Forbes Mexico Personnel (i) are companies duly organized, validly existing and in good standing under the Laws of Mexico and (ii) have all requisite corporate or other power and authority to own, lease and operate their assets and properties and to carry on their business as now being conducted. Forbes Mexico and Forbes Mexico Personnel are duly qualified to do business in all jurisdictions in which the character or location of their assets makes such qualification necessary. Parent is a corporation duly organized, validly existing and in good standing under the Laws of Texas. FES LLC, FEI and CCF are limited liability companies duly organized, validly existing and in good standing under the Laws of Delaware. The Sellers have all requisite corporate or limited liability company power and authority to own, lease and operate the Assets and properties and to carry on their respective businesses as now being conducted. The Sellers are duly qualified to do business in all jurisdictions in which the character or location of the Assets makes such qualification necessary.

4.2 Authority. Each of the Sellers has the requisite corporate power and authority to execute and deliver this Agreement and to perform its respective obligations under this Agreement and each of the other documents or instruments contemplated to be executed and delivered to which it is a party. The execution and delivery by the Sellers of this Agreement and the performance of their respective obligations hereunder have been duly and validly authorized by all necessary corporate and limited liability company action on the part of the Sellers. This Agreement has been duly executed and delivered by the Sellers and constitutes the valid and legally binding obligation of each Seller enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, concurso mercantil, fraudulent conveyance, fraudulent transfer, moratorium or similar laws affecting the enforcement of creditors’ rights generally, whether in law or equity, and subject to general principles of equity.

4.3 Membership Interests; Equity Ownership. Except as set forth on Schedule 4.3, the Members own and control all right, title and interest in and to the Membership Interests free and clear of any Liens, and the Membership Interests constitute all of the authorized and outstanding equity interests (including any rights convertible into equity interests) in Forbes Mexico Personnel. The Membership Interests have been duly authorized, validly issued and fully paid, and are non-assessable and free of preemptive rights. There are no Contracts relating to the issuance, sale, or transfer of any equity interests or other securities of Forbes Mexico Personnel other than this Agreement. Forbes Mexico Personnel has no subsidiaries, and does not own, directly or indirectly, any capital stock or other equity or ownership or proprietary interest in any other corporation, partnership, association, trust, joint venture or other entity.

4.4 Non Contravention. Neither the execution and delivery of this Agreement nor the consummation or performance of any of the transactions contemplated under this Agreement has or will, directly or indirectly (with or without the lapse of time): (i) violate or conflict with the provisions of the organizational documents of any of the Sellers (including, the certificate of formation, deed of incorporation, bylaws or company agreement, as applicable) or any resolution adopted by the governing persons of any of the Sellers, (ii) result in the imposition or creation of any Lien upon or with respect to the Assets or the

Membership Interests, (iii) contravene, conflict with, cause the acceleration of the maturity or performance of or the material modification of any obligation under, create in any party the right to terminate, cancel, modify, declare a default or exercise any remedy under, constitute a default or breach of any provision of, or violate or conflict with the terms, conditions or provisions of any Contract to which any of the Sellers is a party or by which any of the Sellers is bound or to which any of the Assets or the Membership Interests are subject, which would reasonably be expected to cause a material adverse impact on the ability of the Sellers to consummate the transactions under this Agreement, (iv) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental or Regulatory Body the right to revoke, withdraw, suspend, cancel, terminate, or modify any Governmental Authorization that is held by Forbes Mexico Personnel or any of the Sellers that relates to the Assets or the Membership Interests, or (v) contravene, conflict with, or result in a violation of, or give any Governmental or Regulatory Body or other Person the right to challenge any of the transactions contemplated under this Agreement or to exercise any remedy or obtain any relief under any Order or other legal requirement to which the Assets, the Membership Interests or any of the Sellers may be subject, any or (vi) result in a breach or violation by any of the Sellers of any of the terms, conditions or provisions of any Law, which breach or violation would reasonably be expected to cause a material adverse impact on the ability of the Sellers to consummate the transactions under this Agreement.

4.5 Consents; Governmental Approvals. The execution, delivery and performance of this Agreement by the Sellers, and consummation of the transactions contemplated herein, will not require (i) any consent, approval or authorization of, or registration or filing with, or notification to, any Person, or (ii) any Governmental Authorization or any filing with or notification to any Governmental or Regulatory Body.

4.6 Financial Statements. Attached as Schedule 4.6 are true and complete copies of the unaudited balance sheet of Forbes Mexico Personnel dated as of October 31, 2011, and the related statement of income for such period (the “Financial Statements”). Except as set forth on Schedule 4.6 attached hereto, the Financial Statements present fairly, in all material respects, the financial position and results of operations of Forbes Mexico Personnel as of the dates and for the periods indicated in such Financial Statements in accordance with GAAP consistently applied during the periods involved, except (i) for the fact that no statements of cash flows, statements of shareholders’ equity or footnotes have been presented and (ii) as indicated in such statements.

4.7 Books and Records. The books and records of Forbes Mexico Personnel reflecting its assets and liabilities are complete and accurate in all material respects for their intended purposes. The minute books of Forbes Mexico Personnel contain materially accurate and complete records of substantially all meetings held of, and company action taken by, Forbes Mexico Personnel’s partners.

4.8 Undisclosed Liabilities. Forbes Mexico Personnel has no material liability or obligation (whether absolute, accrued, contingent or otherwise) of a type normally reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations (a) reflected or accrued on the Financial Statements, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of the operation of the business of Forbes Mexico Personnel or that are otherwise not yet ripe for disclosure as a liability or obligation in the Financial Statements, including, without limitation, certain severance obligations, or (c) relating to the transactions contemplated hereby.

4.9 Absence of Certain Changes or Events. Since the date of the most recent balance sheet included in the Financial Statements, there has not been any material adverse change in the business, operations, properties, assets, or condition of Forbes Mexico Personnel, and to the Knowledge of the Sellers no event or circumstance exists that may result in such a material adverse change.

4.10 Litigation. Except as set forth on Schedule 4.10, to the Knowledge of the Sellers, there is no Proceeding relating to the Assets or Forbes Mexico Personnel pending or threatened. To the Knowledge of the Sellers, there is no Order or Proceeding pending or threatened, that questions the validity of this Agreement or any action taken or to be taken by any Seller in connection herewith, or which seeks to enjoin or obtain monetary damages in respect of the consummation of the transactions provided under this Agreement.

4.11 Tangible Property. Parent, CCF and Forbes Mexico have good and transferrable title to all of the Forbes Mexico Assets, Parent and CCF have good and transferrable title to all of the Forbes US Assets and Forbes Mexico Personnel has good and transferrable title to all of its assets, each free and clear of any Lien or other encumbrance, except (i) those set forth on Schedule 4.11, which will be released at or prior to the Closing, (ii) any others that will be released at or prior to the Closing and (iii) any liens in favor of lessors for leased equipment in Mexico (but not including any liens on the Rigs or any spare parts and accessories that are attached to or associated with such Rigs) not to exceed $1.5 million incurred on or before the Effective Date.

4.12 Material Contracts. To the Knowledge of the Sellers, each Contract of Forbes Mexico Personnel is a valid and binding agreement of Forbes Mexico Personnel and is in full force and effect and enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, concurso mercantil, fraudulent conveyance, fraudulent transfer, moratorium or similar laws affecting the enforcement of creditors’ rights generally, whether in law or equity, and subject to general principles of equity. To the Knowledge of the Sellers, the enforceability of such Contracts will not be affected in any material manner by the execution and delivery of this Agreement and/or the consummation or performance of any of the transactions contemplated hereby, except as enforceability may be limited by applicable bankruptcy, insolvency, concurso mercantil, fraudulent conveyance, fraudulent transfer, moratorium or similar laws affecting the enforcement of creditors’ rights generally, whether in law or equity, and subject to general principles of equity. To the Knowledge of the Sellers, none of the Sellers, nor Forbes Mexico Personnel has materially violated any of the terms or conditions of any of such Contracts or has received notice of default thereof and all of the terms and conditions to be performed by any party have been fully performed. To the Knowledge of the Sellers, there exists no default or event of default or event, occurrence, condition or act which, would reasonably be expected to become a default or event of default thereunder or give a party to such Contract a right to terminate such Contract with or without notice. None of the parties to any of such Contracts has given notice (written or oral) of its intent to terminate such Contract and to the Knowledge of the Sellers no party presently intends to terminate any of such Contracts prior to or following the consummation of the transactions contemplated hereby.

4.13 Permits. Schedule 4.13 lists all permits and Governmental Authorizations held by either Seller relating to the Permanently Imported Rigs together with the name of the Governmental or Regulatory Body issuing such permit or with which such permit was filed (collectively, the “Mexico Permits”), which are all the permits and Governmental Authorizations required relating to the Permanently Imported Rigs. All of the Mexico Permits are in full force and effect. Except as set forth in Schedule 4.14 , (i) the Mexico Permits are valid and in full force and effect, (ii) each Seller is in compliance in all material respects therewith, and no condition exists that with notice or lapse of time or both would constitute a default or violation in any material respect under any Mexico Permit, and (iii) none of the Mexico Permits will be terminated or impaired or become terminable or impaired, in whole or in part, and no consent, notice or other action of any kind will be required to avoid the loss of any of the Mexico Permits, as a result of the execution and delivery of this Agreement or the performance of the transactions contemplated under this Agreement. No material violations exist, in respect of any Mexico Permit, and no Proceeding is pending or, to the Knowledge of either Seller, threatened that would, after the date hereof, be reasonably likely to result in a fine or the suspension, revocation or limitation or restriction of any Mexico Permit.

4.14_ Tax Matters.

(a) As of the Effective Date, to the Knowledge of the Sellers, all Tax returns required to be filed by or with respect to Forbes Mexico Personnel have been properly prepared and timely filed within the time and in the manner prescribed by Law, including but not limited to Social Security (Instituto Mexicano del Seguro Social), Workers Housing Found, Workers’ Pensions Found (Fondo Nacional para la Vivienda de los Trabajadores) and all such Tax returns are true, correct and complete.

(b) To the Knowledge of the Sellers, Forbes Mexico Personnel has fully and timely paid all Taxes (whether or not shown to be due on the tax returns, there are no taxes being contested.

(c) To the Knowledge of the Sellers, all Taxes, quotas, or alike required to be withheld by Forbes Mexico Personnel have been timely withheld and paid over to the appropriate tax authority or organization.

(d) To the Knowledge of the Sellers, no deficiency for any amount of Tax has been asserted or assessed by any Taxing Authority in writing against Forbes Mexico Personnel (or, to the Knowledge of Sellers, has been threatened or proposed), except for deficiencies that have been satisfied by payment, settled or been withdrawn. As of the Effective Date, to the Knowledge of the Sellers, no audit or other proceeding by any Taxing Authority is pending or, to the Knowledge of the Sellers, threatened in writing with respect to any taxes due from or with respect to Forbes Mexico Personnel.

(e) To the Knowledge of the Sellers, there are no Tax allocation or Tax sharing agreements or similar agreements under which Forbes Mexico Personnel would be liable for Taxes of any person.

(f) To the Knowledge of the Sellers, there is no profit sharing pending to distribute to any employee of Forbes Mexico Personnel.

4.15 Employees; Labor Matters.

(a) Forbes Mexico Personnel is not a party to any collective bargaining agreement or other labor agreement with respect to its employees with any labor organization, group, association or other representative of any of the employees of Forbes Mexico Personnel, nor have there been any attempts to organize the employees of the Forbes Mexico Personnel within the last three (3) years. Forbes Mexico Personnel has not conducted negotiations with respect to any contract with any labor organization, group, association or other representative of any of the employees of Forbes Mexico Personnel.

(b) Forbes Mexico Personnel has not been in the last three (3) years, involved in any labor strike, labor disturbance, labor dispute, grievance, slow-down, picketing, work stoppage or similar labor activity.

(c) With respect to the Forbes Mexico Personnel employees, to the Knowledge of the Sellers, Forbes Mexico Personnel has complied with all Laws relating to employment and employment practices, safety and hygiene rules, terms and conditions of employment, wages and schedules, including any such Laws respecting employment discrimination, employee classification, workers’ compensation, family and medical leave, the Mexican Immigration Law, the Mexican Federal Labor Law, the Social Security Law, the National Housing Fund for Employees Institute Law, and occupational safety and health requirements; and no proceedings are pending or, to the Knowledge of the Sellers, threatened with respect to such Laws, either by private individuals or by any Governmental or Regulatory Body.

(d) To the Knowledge of the Sellers, Forbes Mexico Personnel is in compliance with all the requirements and filings provided in the Mexican Social Security Law, as an outsourcing company.

4.16 Broker’s or Finder’s Fees. No agent, broker, person or firm acting on behalf of any Seller is, or will be, entitled to any commission or broker’s or finder’s fees from any of the Parties, or from any affiliate of the Parties, in connection with any of the transactions contemplated under this Agreement.

4.17 Transfer of Title. The transfers contemplated by this Agreement will vest the Buyers with good and, subject to Article 7.4, transferable title to the Assets, free and clear of all Liens, except any liens in favor of lessors for leased equipment in Mexico (but not including any liens on the Rigs or any spare parts and accessories that are attached to or associated with such Rigs) not to exceed $1.5 million incurred on or before the Effective Date and specifically excluding the lien shown on Schedules 4.3 and 4.11.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE BUYERS

The Buyers make the following representations and warranties to the Sellers:

5.1 Organization and Powers. The US Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of Texas. The equity interests of the US Buyer constitute certificate securities within the meaning of Article 8 of the Texas Uniform Commercial Code. The Mexican Buyer is a corporation duly organized, validly existing and in good standing under the Laws of Mexico. The US Buyer owns and controls all right, title and interest in and to all outstanding equity interests (including any rights convertible into equity interests) of the Mexican Buyer. The Buyers have all requisite corporate or limited liability company power and authority to own, lease and operate the Assets and properties and to carry on their business as now being conducted.

5.2 Authority. The Buyers have the requisite corporate power and authority to execute and deliver this Agreement and to perform their obligations under this Agreement and each of the other documents or instruments contemplated to be executed and delivered to which such Buyer is a party. The execution and delivery by the Buyers of this Agreement and the performance of its obligations hereunder have been duly and validly authorized by all necessary corporate action on the part of the Buyers. This Agreement has been duly executed and delivered by the Buyers and constitutes the valid and legally binding obligation of the Buyers enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium or similar laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity.

5.3 No Conflict. Neither the execution and delivery of this Agreement nor the consummation or performance of any of the transactions contemplated under this Agreement, has or will, directly or indirectly (with or without the lapse of time): (i) violate or conflict with the provisions of the organizational documents of the Buyers (including, the certificate of formation, deed of incorporation, bylaws, company agreement, as applicable) or any resolution adopted by the governing persons of the Buyers, (ii) contravene, conflict with, cause the acceleration of the maturity or performance of or the material modification of any obligation under, create in any party the right to terminate, cancel, modify, declare a default or exercise any remedy under, constitute a default or breach of any provision of, or violate or conflict with the terms, conditions or provisions of any Contract to which either Buyer is a party or by which either Buyer is bound, which would reasonably be expected to cause a material adverse impact on the ability of either Buyer to consummate the transactions under this Agreement, (iv) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental or Regulatory Body the right to revoke, withdraw, suspend, cancel, terminate, or modify any Governmental Authorization that is held by either Buyer that relates to the Assets, or (v) contravene, conflict with, or result in a violation of, or give any Governmental or Regulatory Body or other Person the right to challenge any of the transactions contemplated under this Agreement or to exercise any remedy or obtain any relief under any Order or other legal requirement to which either Buyer may be subject, any or (vi) result in a breach or violation by either Buyer of any of the terms, conditions or provisions of any Law, which breach or violation would reasonably be expected to cause a material adverse impact on the ability of either Buyer to consummate the transactions under this Agreement.

5.4 Consents. The execution, delivery and performance of this Agreement by the Buyers, will not require (i) any consent, approval or authorization of, or registration or filing with, any Person or (ii) any Governmental Authorization or any filing with or notification to any Governmental or Regulatory Body.

5.5 Litigation. There is no Proceeding pending or, to the knowledge of the Buyers, threatened, that questions the validity of this Agreement, or any action taken or to be taken by the Buyers in connection herewith, or which seeks to enjoin or obtain monetary damages in respect of the transactions provided under this Agreement.

ARTICLE 6

PRE-CLOSING COVENANTS

6.1 Access, Information and Documents. Between the Effective Date and the Closing Date, the Sellers shall give to the Buyers and to its agents and representatives reasonable access during normal working hours to any and all of the personnel, properties, books, records, Governmental Authorizations and other documents related to the Assets, to enable the Buyers to make such examination of the properties, Assets, books, records and other documents as they may determine. The Sellers shall promptly furnish to such parties such information and copies of such documents and records as they reasonably request to the extent such information or documents exist and are in the possession of the Sellers, including, without limitation, the following:

(a) any documentation evidencing payment of any and all Taxes owed with respect to the Assets, including any Taxes related to the temporary and/or permanent importation of the Assets;

(b) any certificates of origin issued by the original manufacturer for any drilling rigs included in the Assets;

(c) copies of any Mexico Permit or Customs Documentation that evidence the legal and current status of the Assets in Mexico, as well as a copy of the import pedimento for the Assets that will be invoiced in Mexico as a “first hand sale”; and

(d) any certificates issued by a certified entity evidencing that any drilling rigs in the Assets meet the standard specifications (i.e., API SPEC-QI, ISO-TS 29001, API SPEC-4F).

6.2 Conduct of Business Pending the Closing. (a) Between the Effective Date and the Closing Date, each Seller shall:

(i) conduct its business in the ordinary course of business with respect to the Assets;

(ii) continue in full force and effect the existing insurance policies and coverage related to the Assets;

(iii) maintain the Assets in good operating condition and repair, subject only to ordinary wear and tear;

(iv) confer with the Buyers prior to implementing any operational decisions of a material nature affecting the Assets;

(v) maintain all books and records of such Seller relating to the Assets;

(vi) cooperate with the Buyers and assist the Buyers in identifying the Governmental Authorizations required by the Buyers to own and operate the Assets from and after the Closing Date and either transferring existing Governmental Authorizations of such Seller to the Buyers, where permissible, or reasonably assisting the Buyers so that the Buyers may file the requisite documentation in order to obtain new Governmental Authorizations issued in favor of the respective Buyers;

(vii) upon request from time to time, execute and deliver all documents that may be reasonably necessary or desirable in the opinion of the Buyers to consummate the transactions contemplated under this Agreement and without further consideration;

(viii) not take any action which would give rise to any claim against any Party for a finder’s fee, broker commission or like payment; and

(ix) without limiting the foregoing, consult with the Buyers regarding all significant developments, transactions and proposals relating to the Assets.

(b) Between the Effective Date and the Closing Date, the Sellers shall cause Forbes Mexico Personnel to:

(i) conduct its business in the ordinary course of business;

(ii) continue in full force and effect the existing insurance policies and coverage;

(iii) make no material changes in personnel without the Buyers’ prior written consent;

(iv) confer with the Buyers prior to implementing any operational decisions of a material nature;

(v) maintain all books and records of Forbes Mexico Personnel in the ordinary course of business; and

(vi) not modify any compensation arrangements with respect to any employees of Forbes Mexico Personnel without Buyers’ prior written consent.

6.3 Consents and Approvals. As promptly as practicable after the Effective Date, each of the Parties shall make all the respective filings such Party is required to make by Law to be made by it in order to consummate the transactions contemplated by this Agreement. The Sellers shall cooperate with the Buyers with respect to all filings that the Buyers elect to make or, pursuant to Law, shall be required to be made in connection with the transactions contemplated under this Agreement. The Sellers shall cooperate with Buyers in obtaining all material consents necessary in relation with the transactions contemplated under this Agreement.

6.4 No Negotiation. Between the Effective Date and the Closing Date, the Sellers shall not, directly or indirectly, solicit, initiate, encourage or entertain any inquiries or proposals from, discuss or negotiate with, provide any nonpublic information to or consider the merits of any inquiries or proposals from any Person (other than the Buyer) relating to any transaction relating to the Assets. The Sellers shall notify the Buyer of any such inquiry or proposal within twenty-four (24) hours of receipt or awareness of the same by a Seller.

6.5 Best Efforts. The Parties shall use their reasonable commercial efforts to cause the conditions in Article 8 to be satisfied by the Closing Date.

6.6 Notice of Developments. The Sellers and the Buyers shall give prompt written notice to each other of any development causing or reasonably likely to cause a Breach of any of its own representations and warranties in Articles 4 and 5, respectively, and of any material failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder. No disclosure by any Party pursuant to this Article 6.6, however, will be deemed to amend or supplement the schedule referred to in such representation or warranty or to prevent or cure any misrepresentations, Breach of warranty or Breach of covenant.

6.7 Negative Covenant. The Sellers agree to not engage in any practice, take any action, or enter into any transaction, which reasonably would be expected to (i) cause any representation or warranty set forth in this Agreement to be untrue or (ii) result in a Breach of any material covenant made by any of the Sellers in this Agreement.

6.8 Payment of Liabilities. On or prior to the Closing Date, the Sellers shall pay or cause Forbes Mexico Personnel to pay or otherwise satisfy, or leave sufficient funds on deposit in Forbes Mexico Personnel to satisfy, in the ordinary course of business all of Forbes

Mexico Personnel’s Liabilities and obligations then currently due (but excluding (i) Liabilities and obligations that have not matured as of the Closing Date, (ii) Liabilities and obligations that have been accrued but are not due and owing as of the Closing Date, and (iii) Liabilities and obligations that are contingent or undeterminable as of the Closing Date) including without limitation satisfying any payroll obligations to Forbes Mexico Personnel’s employees or third party contractors that are due and owing in the ordinary course of business prior to Closing. The Sellers shall cause Forbes Mexico Personnel to pay off or otherwise satisfy any indebtedness by Forbes Mexico Personnel that is due and owing as of the Closing Date, directly or indirectly, to any of the Sellers or any of their respective directors, managers, officers or employees or to any member of their respective Immediate Family. For the avoidance of doubt, and notwithstanding (ii) above, Sellers will leave sufficient cash behind in Forbes Mexico Personnel to pay that portion of any current payroll, current payroll taxes or employee expense reimbursements accrued but unpaid prior to the Closing Date, but otherwise, compensation and benefits accrued by employees as of the Closing Date, but not yet due and owing as of the Closing Date, shall not be the responsibility of Sellers. For purposes of this Article 6.8, “Immediate Family” means any spouse, parent, child, grandchild, sibling, mother and father-in-law, son and daughter-in-law, brother and sister-in-law, niece, nephew and anyone (other than domestic employees) sharing the same home.

6.9 Tax Clearance Certificates, Filings and Notices. The Sellers shall cooperate with the Buyers and take all actions required to obtain all conditional Tax clearances, Tax clearance certificates and similar documents in connection with the consummation of the transactions contemplated by this Agreement. In each case, the Party responsible for the respective filing in terms of the applicable Law shall make all filings and deliver all notices required by any Governmental or Regulatory Body in connection with the consummation of the transactions contemplated by this Agreement. The Sellers agree to reasonably cooperate with the Buyers with respect to any such filings that the Buyers is required to make; provided however, that the Sellers issue no guarantee or assurance of any nature to the Buyers that such cooperation will suffice to obtain the relevant governmental or regulatory approvals (including, without limitation, any Governmental Authorizations or importation permits).

6.10 Taxes. Notwithstanding any other provision of this Agreement and in addition to any other indemnification or obligation of the Sellers pursuant to this Agreement, at Law or otherwise, the Sellers shall be, jointly and severally, liable and indemnify the Buyer for all Taxes attributable to the ownership or sale of the Assets for all taxable periods ending on or before the Closing Date. Commencing on and after the Closing Date, the Buyer shall be liable and indemnify the Sellers for all Taxes attributable to the Buyer’s ownership of the Assets.

ARTICLE 7

POST-CLOSING COVENANTS

7.1 Negative Covenants. The Sellers agree to not engage in any practice, take any action, or enter into any transaction, which reasonably would be expected to (i) cause any representation or warranty set forth in this Agreement to be untrue or (ii) result in a Breach of any material covenant made by any of the Sellers in this Agreement.

7.2 Further Assurances. Subject to the terms and conditions herein provided, each Party hereto will use such Party’s best efforts to take, or cause to be taken, such actions, to execute and deliver, or cause to be executed and delivered, such additional documents and instruments and to do, or cause to be done, all things necessary, proper or advisable under the provisions of this Agreement and applicable Law necessary to carry out the purposes of this Agreement, including making all filings with Governmental or Regulatory Bodies, and using best efforts to obtain all permits, approvals, authorizations and consents of all third parties. Each of the Parties agrees that, from time to time, at the other Party’s reasonable request and without further consideration, such Party shall execute and deliver such additional instruments of transfer and take such other actions as said Party may require to more effectively transfer ownership of the Assets to the Buyers, or otherwise perform the transactions contemplated herein.

7.3 Tax Matters. The Sellers shall pay directly to the appropriate Taxing Authority, within the time specified therefor, all goods and services, sales, use, transfer, gross receipts, documentary, value-added, recording and any kind of Taxes incurred in connection with the sale of the Assets; provided, that if any such Taxes are required to be collected, withheld, remitted or paid by the Buyers, they shall be paid by the Sellers to the Buyers or such agent, as the case may be; this does not include the income tax on the sale of the Membership Interest that according to Article 190 of the Mexican Income Tax Law (Ley del Impuesto sobre la Renta) shall be withheld by the Mexican Buyer. In any event the Value Added Tax paid by the Mexican Buyer to Forbes Mexico or the Mexican branch of Parent (with respect to miscellaneous items not including any Rigs or any spare parts and accessories that are attached to or associated with such Rigs) for the Forbes Mexico Assets, can be subject to a tax credit according to Mexican Value Added Tax Law and therefore, Forbes Mexico and the Mexican branch of Parent (only with respect to such assets) are entitled to pay to the Taxing Authority the net value added tax after the credit, if any.

7.4 Reimportation of the Forbes US Assets. Within thirty (30) days of the Closing Date, the US Buyer shall import or cause to be imported the Forbes US Assets into Mexico through the use of a common carrier. Further, the Buyers covenant that, prior to this importation, they shall not operate the Forbes US Assets in the United States.

7.5 Use of the Assets. Sellers give no warranty to Buyers that the use of any of the Assets will not result in damages or liabilities (including without limitation objective or strict liability and environmental damages). Therefore, and in light of the obligations assumed by the Buyers under Article 2.7 hereof, each Buyer shall be solely liable before any third parties (including without limitation any Governmental Authority and Regulatory Body), for the use that the Buyers give to each and every one of the Assets.

7.6 Transition Services. After Closing until December 31, 2012, Buyers shall use commercially reasonable efforts to provide Sellers with services related to (i) the orderly wind down of Forbes Mexico and the Mexican branch of Parent, (ii) any regulatory filings (including tax returns) incidental therewith, and (iii) the collection of all accounts receivables of the Sellers outstanding at the Closing Date, each using the same degree of care and diligence Buyer employs in the conduct of its own business operations. Further, Buyers shall cooperate with the Sellers’ request for information regarding the status of these activities. Notwithstanding the foregoing, any third party costs incurred in connection with the services provided by the Buyers pursuant to this Article 7.6 will be at the sole cost and expense of the Sellers. Buyers acknowledge that such services can be provided during normal business hours or on a reasonable basis after hours.

7.7 Cooperation Regarding Permits. To the extent that there exists Customs Documentation that relates to the Assets prior to the Closing Date that are not transferred hereunder due to such documentation not being in the possession of the Sellers, the Sellers shall use reasonable commercial efforts to assist the Buyer in obtaining such Customs

Documentation.

ARTICLE 8

Conditions

8.1 Conditions to Obligations of Buyers. The obligation of the Buyers to consummate this Agreement and the transactions contemplated hereby are subject to the fulfillment, prior to or at the Closing, of the following conditions precedent:

(a) No Governmental or Regulatory Body of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law which is in effect on the Closing Date which has or would have the effect of prohibiting, enjoining or restraining the consummation of the transactions contemplated by this Agreement to occur on the Closing Date or otherwise making such transactions illegal;

(b) The completion of the McAllen Repositioning as described in Article 2.1(b);

(c) The representations and warranties of the Sellers in Article 4 of this Agreement or in any Schedule delivered pursuant hereto (i) that are qualified as to materiality, shall be true and correct when made and as of the Closing Date and (ii) that are not qualified as to materiality, shall be true and correct in all material respects when made and as of the Closing Date (in both cases, without giving effect to any supplement to any Schedule delivered after the date of this Agreement), and the Sellers and the Members shall have delivered to Buyers a certificate, dated the Closing Date, to such effect;

(d) The Sellers shall have caused all covenants, agreements, and conditions required by this Agreement (i) that are qualified as to materiality, to be performed or complied with by them prior to or at the Closing to be so performed or complied with in all respects and (ii) that are not qualified as to materiality, to be performed or complied with by them prior to or at the Closing to be so performed or complied with in all material respects. The Sellers shall have executed and delivered to Buyers a certificate, dated the Closing Date, to such effect;

(e) No Proceeding shall have been instituted or, to the Knowledge of the Sellers, threatened to restrain or prohibit any of the transactions contemplated hereby, and each Seller shall have delivered to the Buyers a certificate, dated the Closing Date, to such effect;

(f) The Sellers shall have delivered to the Buyers (i) a Mexican invoice pursuant to Mexican Law, (ii) a Bill of Sale, Assignment and Assumption Agreement signed by Parent, CCF and Forbes Mexico for all of the Forbes Mexico Assets that are Tangible Personal Property and Inventories in the form of the attached Exhibit A-1, (iii) a U.S. bill of sale pursuant to U.S. Law signed by Parent and CCF for all of the Forbes US Assets that are Tangible Personal Property and Inventories in the forms of the attached Exhibit A-2; (iv) an assignment of all the Forbes Mexico Assets that are intangible personal property signed by Parent, CCF and Forbes Mexico in the form of the attached Exhibit A-3; (v) an assignment of all the Forbes US Assets that are intangible personal property signed by Parent and CCF a in the form of the attached Exhibit A-4 and (vi) such other, bills of sale, assignments, certificates of title, documents and other instruments of transfer and conveyance as may reasonably be requested by Buyers, each in form and substance satisfactory to Buyer and executed by the applicable Seller (items (i)-(vi) above, collectively, the “Bills of Sale”);

(g) The Assets shall be released from any Liens encumbering such Assets;

(h) The Members shall have delivered to the Mexican Buyer an assignment conveying the Membership Interests in the form of the attached Exhibit B and such other instruments as may be reasonably requested by the Mexican Buyer to transfer full legal and beneficial ownership of the Membership Interests to the Mexican Buyer, free and clear of all Liens;

(i) The Members shall have delivered all minute books of Forbes Mexico Personnel;

(j) The Sellers shall have caused Forbes Mexico Personnel to pay off or otherwise satisfy any indebtedness owed by Forbes Mexico Personnel to any related parties as set forth in Article 6.8;

(k) The Sellers shall have delivered to the Buyers copies of the following customs documentation to the extent that such documentation is existing and in the possession of the Sellers: documentation for the Forbes Mexico Assets evidencing payment of any and all Taxes owed with respect to the Assets, including any Taxes related to the temporary and/or permanent importation of said Forbes Mexico Assets; certificates of origin issued by the original manufacturer or by the exporter for any drilling rigs included in the Assets; copies of any Mexico Permit or Customs Documentation that evidence the legal and current status of the Assets in Mexico, as well as a copy of the import pedimento for the Assets that will be invoiced in Mexico as a “first hand sale”;

(l) The Sellers shall have delivered to the Buyers the following information with respect to each Forbes Mexico Personnel employee: name and title, current daily wage and working schedule, date of hire, date of birth, vacation (total to which employee is entitled), vacation leave accrued but unused, vacation remaining, vacation premium paid, Christmas bonus, employment agreements, severance pay potential (severance payment currently accrued, as per Mexican labor Law) and date of last payoff of severance (if any); and

(m) The obligation of the Buyers to consummate this Agreement with respect to any Rig is subject to the delivery of such Rig by the Sellers in substantially the same operating condition and repair that such Rig was in on the Effective Date, subject only to ordinary wear and tear.

The foregoing conditions are for the exclusive benefit of the Buyers and any such condition may be waived, in whole or in part, by Buyers at or prior to the Closing, and the Buyers shall have the right to proceed with the transactions contemplated hereby without waiving any of its other rights hereunder.

8.2 Conditions to Obligations of Sellers. The obligation of Sellers to consummate this Agreement and the transactions contemplated hereby is subject to the fulfillment, prior to or at the Closing, of the following conditions precedent:

(a) No Governmental or Regulatory Body of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law which is in effect on the Closing Date which has or would have the effect of prohibiting, enjoining or restraining the consummation of the transactions contemplated by this Agreement to occur on the Closing Date or otherwise making such transactions illegal;

(b) The representations and warranties of the Buyers contained in this Agreement (i) that are qualified as to materiality, shall be true and correct when made and as of the

Closing Date and (ii) that are not qualified as to materiality, shall be true and correct in all material respects when made and on and as of the Closing Date, and the Buyers shall have delivered to the Sellers a certificate, dated the Closing Date, to such effect;

(c) The Buyers shall have caused all covenants, agreements, and conditions required by this Agreement (i) that are qualified as to materiality, to be performed or complied with by them prior to or at the Closing to be so performed or complied with in all respects and (ii) that are not qualified as to materiality, to be performed or complied with by them prior to or at the Closing to be so performed or complied with in all material respects. The Buyers shall have executed and delivered to Sellers a certificate, dated the Closing Date, to such effect;

(d) No Proceeding shall have been instituted or, to the Knowledge of the Buyers, threatened to restrain or prohibit any of the transactions contemplated hereby, and the Buyers shall have delivered to Sellers a certificate, dated the Closing Date, to such effect;

(e) The Escrow Payment shall be released from escrow and paid to the Sellers; and

(f) The Buyers shall have entered into a bill of sale, assignment and assumption agreement with regard to the Contracts set forth on Schedule 2.3 in a form mutually agreed upon by the Parties.

The foregoing conditions are for the exclusive benefit of the Sellers and any such condition may be waived, in whole or in part, by the Sellers at or prior to the Closing, and the Sellers shall have the right to proceed with the transactions contemplated hereby without waiving any of its other rights hereunder.

ARTICLE 9

Termination

9.1 Termination. This Agreement may, by written notice given prior to or at the Closing, be terminated:

(a) by the mutual written agreement of the Buyers and the Sellers;

(b) by the Buyers if a material Breach of any provision of this Agreement has been committed by any of the Sellers and such Breach has not been waived in writing by the Buyers or cured within fifteen (15) Business Days, after such Seller having received notice of such Breach by the Buyers;

(c) by the Sellers if a material Breach of any provision of this Agreement has been committed by any of the Buyers and such Breach has not been waived in writing by the Sellers or cured within fifteen (15) Business Days, after such Buyer having received notice of such Breach by the Sellers; and

(d) (i) by the Buyers if any of the conditions in Article 8.1 have not been satisfied as of the Closing Date, or if satisfaction of such a condition is or becomes impossible (other than through the failure of any of the Buyers to comply with its obligations under this Agreement) and the Buyers have not waived such condition in writing on or before the Closing Date, or (ii) by the Sellers if any of the conditions in Article 8.2 have not been satisfied as of the Closing Date, or if satisfaction of such a condition is or becomes impossible

(other than through the failure of any of the Sellers to comply with their respective obligations under this Agreement) and the Sellers have not waived such condition in writing on or before the Closing Date.

9.2 Signing Cash Payment in the Event of Termination. If the Agreement is terminated by the Sellers pursuant to Article 9.1(c) or 9.1(d)(ii) (but only with respect to 8.2(b), (c), (d) in the event the Proceeding referenced therein is instituted or threatened by any of the Buyers, an affiliate of the Buyers or with the cooperation of any of the Buyers, (e) and (f)) or terminated by the Buyers pursuant to 9.1(d)(i) (but only with respect to 8.1(e) in the event the Proceeding referenced therein is instituted or threatened by any of the Buyers, an affiliate of the Buyers or with the cooperation of any of the Buyers) above, then the Sellers shall be entitled to retain the Signing Cash Payment. If this Agreement is terminated for any other reason, the Sellers shall promptly return the Signing Cash Payment.

9.3 Liability for Breach Prior to Termination. Nothing in this Article 9 shall relieve any Party of any liability for a Breach of this Agreement prior to the termination hereof.

ARTICLE 10

Indemnification

10.1 Survival; Nature of Representations and Warranties. All representations, warranties, covenants, and obligations in this Agreement and the Exhibits attached hereto, and any other certificate or document delivered pursuant to this Agreement, shall survive the Closing Date and remain in full force and effect for a period of twelve (12) months following the Closing Date, except for the representations and warranties contained in Section 4.6, 4.7, 4.8, 4.9, 4.10, 4.11, 4.12, 4.14, 4.15 and 4.17, which shall survive the Closing Date and remain in full force and effect for a period of eighteen (18) months following the Closing Date. All representations and warranties set forth in this Agreement are contractual in nature only and subject to the sole and exclusive remedies set forth herein. Indemnification claims with respect to any Breach of a representation or warranty and claims for indemnification or reimbursement not based upon any representation or warranty may be made at any time. Any liability for indemnification will survive the Closing Date. Each Party shall have an obligation to timely notify the other Parties but in any event, no later than fifteen (15) Business Days, in the event it becomes aware of any fact, circumstance or occurrence which gives rise to a claim for a Breach of a representation or warranty contained in Articles 4 or 5.

10.2 Indemnification and Payment of Damages by the Sellers. Subject to the limitations set forth in Articles 10.7, 10.8 and 10.9, the Sellers jointly and severally shall indemnify and hold harmless the Buyers and their respective owners, directors, officers, managers, employees, agents and representatives (the “Buyer Indemnified Parties”) for, and shall pay to the Buyer Indemnified Parties the amount of any loss, liability, claim, damage and expense (including costs of investigation and defense and reasonable and documented attorneys’ fees, but excluding any consequential damages) whether or not involving a third-party claim (collectively, “Damages”), arising, directly or indirectly, from or in connection with:

(a) any Breach of any representation or warranty made by any of the Sellers in this Agreement or any Exhibit attached hereto, or in any certificate or document delivered by any of the Sellers pursuant to this Agreement;

(b) any Breach by any of the Sellers of any covenant or obligation of any Seller in this Agreement;

(c) any liability or obligation (whether contingent, known or unknown), including, without limitation, any Taxes, arising out of the ownership or operation of the Assets prior to the Closing Date, including the Retained Liabilities;

(d) any costs related to the payroll of Forbes Mexico Personnel or the payroll tax owed by Forbes Mexico Personnel to the extent such costs arose and came due in the ordinary course of business prior to the Closing Date;

(e) any labor, social security, fiscal action, claim, procedure, trial or suit that is pending, brought, filed or claimed against Forbes Mexico Personnel on or before the Closing Date in connection with its employees; and

(e) any claim by any Person for broker’s or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with any of the Sellers (or any Person acting on their behalf) in connection with any of the transactions described in this Agreement.

10.3 Indemnification and Payment of Damages by the Buyers. Subject to the limitations set forth in Articles 10.7, 10.8 and 10.9, the Buyers jointly and severally shall indemnify and hold harmless the Sellers and their respective owners, directors, officers, managers, employees, agents and representatives (the “Seller Indemnified Parties”) for, and shall pay to the Seller Indemnified Parties the amount of any Damages arising, directly or indirectly, from or in connection with:

(a) any Breach of any representation or warranty made by any of the Buyers in this Agreement or any Exhibit attached hereto, or in any certificate or document delivered by any of the Buyers pursuant to this Agreement;

(b) any Breach by any of the Buyers of any covenant or obligation of any of the Buyers in this Agreement or the Escrow Agreement;

(c) any liability or obligation (whether contingent, known or unknown), including, without limitation, any Taxes, arising out of the transfer, ownership or operation, after the Closing Date, of (i) the Assets and (ii) Forbes Mexico Personnel;

(d) any personnel related Liabilities associated with the Forbes Mexico Assets, whether incurred directly by the Sellers or for the benefit of Forbes Mexico Personnel as a guarantor, including severance obligations, except for those Liabilities for which the Sellers are obligated to indemnify the Buyers pursuant to Section 10.2; and

(e) any claim by any Person for broker’s or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such Person with any of the Buyers (or any Person acting on its behalf) in connection with any of the transactions contemplated hereby.

10.4 Procedure for Indemnification — Third Party Claims.

(a) If any claim or demand for which an indemnifying party under Article 10 would be liable for Damages to an indemnified party hereunder is overtly asserted against or sought to be collected from such indemnified party by a third party (a “Third Party Claim”), such indemnified party shall with reasonable promptness (but in no event later than thirty (30) days after the Third Party Claim is so asserted or sought against the indemnified party) notify in writing the indemnifying party of such Third Party Claim enclosing a copy of all papers served, if any, and specifying the nature of and specific basis for such Third Party Claim and the amount or the estimated amount thereof to the extent then feasible, which estimate shall not be conclusive of the final amount of such Third Party Claim (the “Claim Notice”). For this purpose the commencement of any audit or other investigation respecting Taxes shall constitute a Third Party Claim. Notwithstanding the foregoing, failure to so provide a Claim Notice as provided above shall not relieve the indemnifying party from its obligation to indemnify the indemnified party with respect to any such Third Party Claim except to the extent that a failure to so notify the indemnifying party in reasonably sufficient time prejudices the indemnifying party’s ability to defend against the Third Party Claim. The indemnifying party shall have thirty (30) days from delivery of the Claim Notice (the “Notice Period”) to notify the indemnified party (i) whether or not the indemnifying party disputes the liability of the indemnifying party to the indemnified party hereunder with respect to such Third Party Claim and (ii) whether or not the indemnifying party desires, at the sole cost and expense of the indemnifying party, to defend the indemnified party against such Third Party Claim.

(b) If the indemnifying party notifies the indemnified party within the Notice Period that the indemnifying party does not dispute its liability to the indemnified party and that the indemnifying party desires to defend the indemnified party with respect to the Third Party Claim pursuant to this Article, then the indemnifying party shall have the right to defend, at its sole cost and expense, such Third Party Claim by all appropriate proceedings, which proceedings shall be diligently prosecuted by the indemnifying party to a final conclusion or settled at the discretion of the indemnifying party (but only if the indemnifying party is liable hereunder to the indemnified party for the full amount of, and all obligations under, such settlement; otherwise, no such settlement shall be agreed to without the prior written consent of the indemnified party). If the indemnifying party is liable hereunder to the indemnified party for the full amount of such Third Party Claim, the indemnifying party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that the indemnified party is hereby authorized, at the sole cost and expense of the indemnifying party (but only if the indemnified party is actually entitled to indemnification hereunder or if the indemnifying party assumes the defense with respect to the Third Party Claim), to file during the Notice Period any motion, answer or other pleadings which the indemnified party shall deem necessary or appropriate to protect its interests or those of the indemnifying party and not prejudicial to the indemnifying party (it being understood and agreed that if an indemnified party takes any such action which is prejudicial and conclusively causes a final adjudication which is adverse to the indemnifying party, the indemnifying party shall be relieved of its obligations hereunder with respect to such Third Party Claim); and provided further, that if requested by the indemnifying party, the indemnified party agrees, at the sole cost and expense of the indemnifying party, to cooperate with the indemnifying party and its counsel in contesting any Third Party Claim which the indemnifying party elects to contest, or, if appropriate and related to the Third Party Claim in question, in making any counterclaim against the person asserting the Third Party Claim, or any cross-complaint against any person. The indemnified party may participate in, but not control (except if the indemnifying party is not liable hereunder to the indemnified party for the full amount of such Third Party Claim, in which case whichever of the indemnifying party or the indemnified party is liable for the largest amount of Damages with respect to the Third Party Claim shall control), any defense or settlement of any Third Party Claim with respect to which the indemnifying party is participating pursuant to this Article 10.4(b), and except as provided in the preceding sentence, the indemnified party shall bear its own costs and expenses with respect to such participation.

(c) If the indemnifying party fails to notify the indemnified party within the Notice Period that the indemnifying party does not dispute its liability to the indemnified party and that the indemnifying party desires to defend the indemnified party pursuant to this Article, then the indemnified party shall have the right to defend, at the sole cost and expense of the indemnifying party, the Third Party Claim by all appropriate proceedings, which proceedings shall be promptly and vigorously prosecuted by the indemnified party to a final conclusion or settled. The indemnified party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that if requested by the indemnified party, the indemnifying party agrees, at the sole cost and expense of the indemnifying party, to cooperate with the indemnified party and its counsel in contesting any Third Party Claim which the indemnified party is contesting, or, if appropriate and related to the Third Party Claim in question, in making any counterclaim against the person asserting the Third Party Claim, or any cross-complaint against any person. Notwithstanding the foregoing provisions of this Article 10.4(c), if the indemnifying party has timely notified the indemnified party that the indemnifying party disputes its liability to the indemnified party and if such dispute is resolved in favor of the indemnifying party by final, nonappealable order of a court of competent jurisdiction, the indemnifying party shall not be required to bear the costs and expenses of the indemnified party’s defense pursuant to this Article 10.4(c) or of the indemnifying party’s participation therein at the indemnified party’s request and the indemnified party shall reimburse the indemnifying party in full for all costs and expenses of such litigation. The indemnifying party may participate in, but not control, any defense or settlement controlled by the indemnified party pursuant to this Article 10.4(c) (other than a dispute as to the indemnifying party’s liability to the indemnified party) and the indemnifying party shall bear its own costs and expenses with respect to such participation.

(d) If any indemnified party should have a claim against any indemnifying party hereunder which does not involve a Third Party Claim, the indemnified party shall notify the indemnifying party of such claim by the Indemnified Party, specifying the nature of and specific basis for such claim and the amount of the estimated amount of such claim (the “Indemnity Notice”). If the indemnifying party does not notify the indemnified party within thirty (30) days from delivery of the Indemnity Notice that the indemnifying party disputes such claim, the amount or estimated amount of such claim specified by the indemnified party shall be conclusively deemed a liability of the indemnifying party hereunder. If the indemnifying party has timely disputed such claim, as provided above, such dispute shall be resolved by litigation in an appropriate court of competent jurisdiction or as the parties otherwise at such time agree.

10.5 Procedure for Indemnification — Other Claims. A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the party from whom indemnification is sought.

10.6 Determination of Amount. In calculating any Damage which would entitle a Party to assert a claim for indemnification, such amounts shall be calculated on an after-tax basis and shall be net of insurance proceeds which have been recovered by the indemnified party.

10.7 Limitations on Amount. Neither Party shall have liability (for indemnification or otherwise) with respect to claims under Article 10 until the total of all

Damages with respect to such matters exceeds Three Hundred Fifty Thousand US Dollars (US$350,000) and then only for the amount by which such Damages exceed Three Hundred Fifty Thousand US Dollars (US$350,000) (the “Basket”). The maximum amount of the indemnification obligations shall be twenty-five percent (25%) of the total Purchase Price payments actually received by the Sellers (the “Cap”). Notwithstanding the foregoing, any claims brought by any Buyer Indemnified Parties under Article 10 made pursuant to (i) Article 10.2(a) arising out of a Breach of Article 4.11 or Article 4.17 or (ii) Article 10.2(b) arising out of a Breach of Article 6.8 (collectively, the “Special Claims”) will not be subject to the Basket or Cap and the Buyer Indemnified Parties will be entitled to recover from the Sellers the amount of any Damages arising, directly or indirectly, from or in connection with such claims from the first dollar of such Damages up to one hundred percent (100%) of the total Purchase Price payments actually received by the Sellers. For purposes of clarity, any amounts recovered pursuant to the Special Claims will not be applied to the Basket or Cap for the purposes of determining other claims under Article 10.

10.8 Time Limitation. The indemnification hereunder shall expire if written notice of such claim or demand (specifying the factual basis of the claim in reasonable detail) has not been delivered by the indemnified party on or before a date that is twelve (12) months after the Closing Date, except for claims arising with respect to the representations and warranties contained in Section 4.6, 4.7, 4.8, 4.9, 4.10, 4.11, 4.12, 4.14, 4.15 and 4.17, which shall survive the Closing Date and remain in full force and effect for a period of eighteen (18) months following the Closing Date.

10.9 Exclusive Remedies. Following the Closing, the sole and exclusive remedy for any and all claims arising under, out of, or related to this Agreement, or the sale and purchase of the Assets and the Membership Interests, shall be the rights of indemnification set forth in this Article 10. No Party will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the parties hereto to the fullest extent permitted by law. The provisions of this Article 10.9, together with the provisions of Articles 10.7 and 10.8, and the limited remedies provided in Article 10, were specifically bargained-for between the Parties, and were taken into account by the Parties in arriving at the Purchase Price. The Sellers have specifically relied upon the provisions of this Article 10.9, together with Articles 10.7 and 10.8, and the limited remedies provided in this Article 10, in agreeing to the Purchase Price and in agreeing to provide the specific representations and warranties set forth herein. Notwithstanding the foregoing, none of the limitations set forth in Articles 10.7, 10.8 or this Article 10.9 shall apply to any and all Damages arising out of or resulting from fraud.

ARTICLE 11

MISCELLANEOUS PROVISIONS

11.1 Expenses. Except as otherwise specifically provided for in this Agreement, each of the Parties shall be responsible for the payment of its own expenses incurred in connection with these transactions, specifically including without limitation the obligation to pay its own attorneys and accountants.

11.2 Governing Law and Venue. The interpretation and construction of this Agreement, the transactions hereunder and all matters relating hereto, are not governed by the provisions of the United Nations Convention on Contracts for the International Sale of Goods or the United Nations Convention on the Limitation Period in the International Sale of Goods, as amended; rather, they are governed by the laws of the State of Texas. In the event any Party shall seek enforcement of any covenant, warranty or other term or provision of this Agreement or seek to recover Damages for the Breach thereof, the Party which prevails in such Proceedings shall be entitled to recover reasonable attorneys’ fees and expenses actually incurred by it in connection therewith. The Parties agree that this Agreement is performable in Harris County, Texas and that the sole and exclusive venue for any Proceeding involving any claim arising under or relating to this Agreement shall be in Harris County, Texas.

11.3 Confidentiality. Any and all nonpublic information, knowledge or data disclosed (whether before or after the execution date of this Agreement) by a Party to another Party, pursuant to this Agreement that either (x) the disclosing Party designates orally or in writing at the time of disclosure as being confidential or (y) should reasonably be understood by the receiving Party to be confidential shall be deemed “Confidential Information.” All Confidential Information and the terms of this Agreement shall be kept confidential by the Parties, provided that Parent shall be permitted to publicly disclose this Agreement and the terms thereof in connection with its obligations under securities laws and exchange regulations. Prior to Parent’s public disclosure of this Agreement in connection with its U.S. securities laws obligations, Parent agrees to provide Buyers with a draft of such disclosure and reasonably cooperate with Buyers in incorporating any comments Buyers may have with respect to such public disclosure. Nevertheless, the foregoing shall not prevent the Parent from making any disclosure that it deems, in its sole discretion, to be necessary to comply with securities laws or exchange regulations. Further, notwithstanding the foregoing, the Parties may disclose the terms of this Agreement to such Party’s legal, accounting and other advisors, and such other persons such Party reasonably deems necessary for the purposes of consummating the transactions herein.

11.4 Non-Recourse. All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the entities that are expressly identified as parties hereto. No Person who is not a named party to this Agreement, including without limitation any director, officer, employee, incorporator, member, partner, stockholder, affiliate, agent, attorney or representative of any named party to this Agreement (“Non-Party Affiliates”), shall have any liability (whether in contract or tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution; and each Party waives and releases all such Liabilities, claims and obligations against any such Non-Party Affiliates. Non-Party Affiliates are expressly intended as third party beneficiaries of this provision of this Agreement.

11.5 Non-Reliance of Buyer. Except for the specific representations and warranties expressly made by the Sellers in Article 4 of this Agreement, the Buyers acknowledge and agree that (i) the Sellers are not making and have not made any representation or warranty, expressed or implied, at law or in equity, in respect of the Assets, including with respect to the merchantability or fitness for any particular purpose of the Assets, the nature or extent of any Liabilities, the effectiveness or the success of any operations, or the accuracy or completeness of any confidential information furnished or made available to the Buyers or its representatives; (ii) no officer, agent, representative or employee of the Sellers has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement and subject to the limited remedies herein provided. The Buyers specifically disclaim that they are relying upon or have relied upon any such other representations or warranties that may have been made by any Person, and acknowledge and agree that the Sellers have specifically disclaimed and do hereby specifically disclaim any such other representations or warranty made by any Person. The Buyers specifically disclaim any obligation or duty by the Sellers to make any disclosures of fact not required to be disclosed purpose to the specific representation and warranties set forth in Article 4 of this Agreement. The Buyers are acquiring the Assets subject only to the specific representations and warranties set forth in Article 4 of this Agreement as further limited by the specifically bargained-for exclusive remedies as set forth in Article 10.

11.6 Entire Agreement; Amendment. This Agreement contains the entire understanding of the Parties with respect to the sale and purchase of the Assets and the Membership Interests and supersedes all prior agreements and understandings among the Parties with respect to such subject matter. The Parties have voluntarily agreed to define their rights, liabilities and obligations with respect to the sale and purchase of the Assets and the Membership Interests exclusively in contract pursuant to the express terms and provisions of this Agreement; and the Parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement. Furthermore, the Parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations; all Parties specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction. The sole and exclusive remedies for any breach of the terms and provisions of this Agreement (including any representations and warranties set forth herein, made in connection herewith or as an inducement to enter into this Agreement) or any claim or cause of action otherwise arising out of or related to the sale and purchase of the Assets and the Membership Interests shall be those remedies available at law or in equity for breach of contract only (as such contractual remedies have been further limited or excluded pursuant to the express terms of this Agreement); and the Parties hereby agree that no Party hereto shall have any remedies or cause of action (whether in contract or in tort) for any statements, communications, disclosures, failures to disclose, representations or warranties not set forth in this Agreement. This Agreement may be amended only by written instrument duly executed by all Parties, and any condition to a Party’s obligations hereunder may only be waived in writing by such Party.

11.7 Notices. All notices, claims, requests, demands and other communications hereunder shall be given in writing and, unless otherwise provided herein, shall be deemed to have been duly given upon delivery in person, by overnight courier or by certified or registered mail, return receipt requested, as follows:

If to the Sellers:

Forbes Energy Services Ltd.

Att: L. Melvin Cooper

3000 South Business Highway 281

Alice, Texas

With a copy to:

Winstead PC

Att: R. Clyde Parker, Jr., Esq.

24 Waterway Avenue, Suite 500

The Woodlands, Texas 77380

If to the Buyers:

Att: Cesar Rivera

1044 Central Parkway

South San Antonio, Texas 78232

With a copy to:

Bryan, Gonzalez Vargas & Gonzalez Baz

Att: Rosa H. Posada

Lilas 7, Colonia Jardin

87330, H. Matamoros Tamps., Mexico

Fax +52 (868) 813-7000

And

Cox Smith Matthews Incorporated

Att: Alex Perez

112 E. Pecan, Suite 1800

San Antonio, Texas 78205

Fax (210) 226-8395

Or to such other address as the Party to whom notice is to be given may have furnished to the other Parties in writing by ten (10) days written notice in accordance herewith.

All such notices and other communications will (a) if delivered personally or by courier to the address provided in this Article be deemed given upon delivery, and (b) if sent by first class or registered mail to the address as provided in be deemed given three (3) Business Days after deposit in the mail.

11.8 Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. Signatures by facsimile shall be binding. The exchange of copies of this Agreement and of signature pages by facsimile or electronic mail transmission shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted by facsimile or electronic mail shall be deemed to be their original signatures for all purposes.

11.9 Waivers. Any term or provision of this Agreement may be waived, or the terms for its performance may be extended, by the Party or Parties entitled to the benefit thereof. Any such waiver by a Party shall be validly and sufficiently authorized for the purposes of this Agreement only if it is made in a writing signed by an authorized representative of such Party, and any signature by any other Person on behalf of a Party shall be null and void and of no force or effect unless subsequently ratified by an authorized representative of such Party. Neither any failure nor any delay by any Party in exercising any right, power or privilege under this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable Law, (a) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (b) no notice to or demand on one party will be deemed to be a waiver of any obligation of that Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement. The rights and remedies of the Parties are cumulative and not alternative.

11.10 Partial Invalidity. Wherever possible, each provision hereof shall be interpreted in such a manner as to be effective and valid under applicable Law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable. To the extent any provision of this Agreement is held invalid or unenforceable, the Parties shall negotiate, in good faith, concerning an amendment to this Agreement that will achieve, to the extent possible consistent with applicable Law, the intended effect of the invalid or unenforceable provision, or portion of a provision, as the case may be.

11.11 Transfer Taxes. Notwithstanding the provisions of Article 6.10 above,

(a) All Transfer Taxes incurred in connection with this Agreement, the other documents and instruments contemplated hereby, and the transactions contemplated hereby and thereby will be borne by the applicable Party as provided by Law. The Sellers and the Buyers will use commercially reasonable efforts to cooperate with one other to obtain exemptions from such Transfer Taxes, to the extent that such exemptions are available; provided, that neither the Sellers nor the Buyers will be obligated to seek any exemption that could reasonably be expected to result in any governmental audit of its or their books and records, or otherwise subject it or them to potential adverse Tax consequences.

(b) The Mexican Buyer shall withhold from the portion of the Purchase Price payable by it to the Members for the sale of the Membership Interest an amount equal to 25% of said portion of the Purchase Price in accordance with Article 190 of the Mexican Income Tax Law (Ley del Impuesto sobre la Renta). Mexican Buyer shall timely (but in any event not later than on the 17th calendar day of the calendar month following the Closing) pay the amount so withheld to the Mexican Tax Authority and deliver to Sellers the related Tax Withholding Certificate (constancia de retención), promptly but in any event within five (5) Business Days of the 17th calendar day of the calendar month following the Closing.

Except as provided above, Buyer shall make no withholding of any Tax on the Purchase Price.

[Signatures on Following Page]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered effective as of the date first above written.

THE SELLERS: Forbes Energy Services LTD

By:	/s/ John E. Crisp

Its:	President and Chief Executive Officer

Forbes Energy Services LLC

By:	/s/ John E. Crisp

Its:	President and Chief Executive Officer

Forbes Energy International, LLC

By:	/s/ John E. Crisp

Its:	President and Chief Executive Officer

C.C. Forbes, LLC

By:	/s/ John E. Crisp

Its:	Executive Vice President and Chief Operating Officer

Forbes Energy Services de Mexico, S. de R. L. de C.V.

By:	Forbes Energy Services LLC, a Shareholder

By:	/s/ L. Melvin Cooper

Its:	Senior Vice President and Chief Financial Officer

By:	Forbes Energy International LLC, a Shareholder

By:	/s/ L. Melvin Cooper

Its:	Senior Vice President and Chief Financial Officer

[Signatures Continued on Following Page]

THE BUYERS: Dirivera Investments LLC

By:	/s/ César Rivera

Its:	President

RGV Holding, S.A. de C.V.

By:	/s/ César Rivera

Its:	General Manager